SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CAAS Av. Presidente Vargas, 409 –11º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641

EXCERPT OF THE MINUTE OF THE 781ST BOARD MEETING OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

I hereby certify, for any purposes, that, on July 28, 2017, at 9 A.M., the Eletrobras Board of Directors gathered at the headquarters of the company, located at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro – RJ. The Chairwoman of the Board ELENA LANDAU took the chair of the meeting, and the session also had the presence of the following members of the Board: WILSON FERREIRA JR, VICENTE FALCONI CAMPOS, ESTEVES PEDRO COLNAGO JUNIOR, JOSÉ GUIMARÃES MONFORTE, EDVALDO LUÍS RISSO, ARIOSTO ANTUNES CULAU, JOSÉ PAIS RANGEL and CARLOS EDUARDO RODRIGUES PEREIRA. Excerpt: 11. RECORDS AND ELECTION OF NEW CHAIRMAN OF THE ELETROBRAS BOARD OF DIRECTORS. The current Chairwoman ELENA LANDAU informed the other members that she will renounce the position of member of the Board of Eletrobras, immediately after the end of this meeting, for personal reasons. Due to this announcement by the Chairwoman ELENA LANDAU, the other members of the Board decided, unanimously, for electing the board member JOSÉ GUIMARÃES MONFORTE for Chairman of the Board of Directors of Eletrobras, whose term will start after the end of the meeting and signing of the minute, according to the provisions contained in the Internal Regulation of Board of Directors’ and the Eletrobras’ By-Laws. I hereby certify that the excerpt above is the entire and faithful transcription of the minute of the 781st Meeting, contained in the 29th Book of Minutes of the Board Meetings of Centrais Elétricas Brasileiras S.A. – Eletrobras, on pages 117 and the followings, which I, BRUNO KLAPPER LOPES, Governance Secretary of the Board, have written. The other deliberations discussed in this meeting were omitted from this certificate, because they contain merely internal affairs of the Company, for the legitimate reasons supported by the secrecy duty of the Board, according to the main section of Article 155 of Law no. 6,404 (Brazilian Corporation Law). Therefore, they are out of the scope of the rules contained in paragraph 1st of article 142 of the aforementioned Law. Chairwoman: ELENA LANDAU; Board Members: WILSON FERREIRA JR, VICENTE FALCONI CAMPOS, ESTEVES PEDRO COLNAGO JUNIOR, JOSÉ GUIMARÃES MONFORTE, EDVALDO LUÍS RISSO, ARIOSTO ANTUNES CULAU, JOSÉ PAIS RANGEL and CARLOS EDUARDO RODRIGUES PEREIRA; and Secretary: BRUNO KLAPPER LOPES.

Rio de Janeiro, July 28, 2017.

BRUNO KLAPPER LOPES Governance Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.